Exhibit 12.1

GREAT PLAINS ENERGY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2003	2002	2001	2000	1999

	(Thousands)
Income (loss) from continuing operations
before cumulative effect of changes
in accounting principles	$153,613	$133,155	$(16,966)	$128,631	$81,915
Add:
Equity investment (income) loss	2,018	1,173	(24,639)	19,441	24,951
Minority interests in subsidiaries	(1,263)	-	(897)	-	1

Income subtotal	154,368	134,328	(42,502)	148,072	106,867

Add:
Taxes on income	55,514	48,275	(26,813)	53,166	3,180
Kansas City earnings tax	418	635	583	421	602

Total taxes on income	55,932	48,910	(26,230)	53,587	3,782

Interest on value of leased
property	5,944	7,093	10,679	11,806	8,577
Interest on long-term debt	58,847	65,837	83,581	60,956	51,327
Interest on short-term debt	5,442	6,312	9,915	11,537	4,362
Mandatorily redeemable Preferred
Securities	9,338	12,450	12,450	12,450	12,450
Other interest expense
and amortization	3,912	3,760	5,188	2,927	3,573

Total fixed charges	83,483	95,452	121,813	99,676	80,289

Earnings before taxes on
income and fixed charges	$293,783	$278,690	$53,081	$301,335	$190,938

Ratio of earnings to fixed charges	3.52	2.92	(a)	3.02	2.38

(a)	A $68.7 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one-to-one coverage. A $195.8 million net write-off before income taxes related to the bankruptcy filing of DTI was recorded in 2001.